EXHIBIT 1A-6B

Employment Agreement

EMPLOYMENT AGREEMENT, entered into and effective as of June 1, 2016 between New America Energy Corp. ("Company"), and Jeffrey M. Canouse ("Employee") of Alpharetta, GA.

1. Employment, Duties and Acceptance

1.1 Company hereby employs Employee for the Term (as defined in Section 2 hereof) to render exclusive and full-time services in an executive capacity to Company and to the subsidiaries of Company engaged in the business of consumer finance focusing on first lien Auto loans and in connection therewith to devote his best efforts to the affairs of the Company and to perform such duties as Employee shall reasonable be directed to perform by officers of the Company.

1.2 Employee hereby accepts such employment and agrees to render such services. Employee agrees to render such services in the metro Atlanta area, but Employee will travel on temporary trips to such other place or places as may be required from time to time to perform his duties hereunder.

2. Term of Employment

2.1 The term of Employee employment pursuant to this Agreement (the "Term") shall begin on the date June 1, 2016 hereof, and shall renew automatically every year hereafter, subject to the provisions of Article 4 of this Agreement providing for earlier termination of Employee's employment in certain circumstances.

3. Compensation

3.1 As compensation for all services to be rendered pursuant to this Agreement to or at the request of Company, Company agrees to pay Employee a salary at the rate of $240,000 per annum until the provisions of 3.1.1 have been satisfied, wherein the salary rate stated in 3.1.1 shall be come the newly contracted rate.

3.1.1 At such time that Company reaches five locations caused by actions directly or indirectly relating to Employee's performance, Company agrees to pay Employee a salary at the rate of $5,000.00 per location per month, and shall continue to increase at such rate for every location thereafter.

3.2 During the Term, Employee shall be entitled to participate in a revenue sharing program.

3.3 The Salary set forth hereinabove shall be payable in accordance with the regular payroll practices of the Company for employees. All payments hereunder shall be subject to the provisions of Article 4 hereof.

3.3.1 In the event that the Company does not pay the above mentioned salary in cash and with consent of the Employee, Company does have the option to settle said salary in the form of common stock if the Company ever becomes publicly traded via an 5-1 registration, acquisition or merger. Company will use its best efforts to issue such common stock non-restricted and freely tradeable to the Employee.

4. Termination

4.1 Disability. If Employee shall be prevented from performing Employee's usual duties for a period of 3 consecutive months, or for shorter periods aggregating more than 4 months in any 12 month period by reason of physical or mental disability, total or partial, (herein referred to as "disability"), Company shall nevertheless continue to pay full salary up to and including the last day of the third consecutive month of disability, or the day on which the shorter periods of disability shall have equaled a total of 4 months, but Company may at any time or times on or after such last day (but before the termination of such disability), elect to terminate this Agreement upon written notice to Employee, effective on such 1st day, without further obligation or liability to Employee, except for any compensation accrued hereunder but not yet paid. If Company does not so elect, this Agreement shall remain in full force and effect, except that Company shall not be obligated to pay any compensation set forth in article 3 hereof to Employee during the remaining period of disability.

4.2 Death. In the event of Employee's death during the Term, this Agreement shall automatically terminate, except that (a) Employee's estate shall be entitled to receive the compensation provided for hereunder for eighteen months after Employee's death; and (b) such termination shall not affect any amounts payable as insurance or other death benefits under any plans or arrangements then in force or effect with respect to Employee.

4.3 Specified Cause. Company may at any time during the Term, by notice, terminate the employment of Employee for malfeasance, misfeasance, or nonfeasance in connection with the performance of Employee's duties, the cause to be specified in the notice of termination. Without limiting the generality of the foregoing, the following acts during the Term shall constitute grounds for termination of employment hereunder:

4.3.1 Any willful and intentional act having the effect of injuring the reputation, business, business relationships of Company or its affiliates;

4.3.2 Conviction of or entering a plea of nolo contendere to a charge of a felony or a misdemeanor involving moral turpitude;

4.3.3 Material breach of covenants contained in this Agreement; and

4.3.4 Repeated or continuous failure, neglect, or refusal to perform Employee's duties hereunder.

5. Protection of Confidential Information

5.1 In view of the fact that Employee's work as an employee of Company will bring Employee into close contact with many confidential affairs of the Company and its affiliates, including matters of a business nature, such as information about costs, profits, markets, sales, and any other information not readily available to the public, and plans for future developments, Employee agrees:

5.1.1 To keep secret all confidential matters of Company and its affiliates and not to disclose them to anyone outside the Company, either during or after Employee's employment with Company, except with Company's written consent; and

5.1.2 To deliver to Company on termination of Employee's employment by Company, or at any time Company may so request, all memoranda, notes, records, reports, and other documents (and all copies thereof) relating to Company's and its affiliates' businesses which Employee may then possess or have under the Employee's control.

6. Ownership of Results Services:

6.1 Company shall own, and Employee hereby transfers and assigns to it, all rights of every kind and character throughout the work, in perpetuity, in and to any material and/or ideas written, suggested, or submitted by Employee hereunder and all other results and proceeds of Employee's services hereunder, whether the same consists of literary, dramatic, mechanical or any other form of works, themes, ideas, creations, products, or compositions. Employee agrees to execute and deliver to Company such assignments or other instruments as Company may require from time to time evidencing its ownership of the results and proceeds of Employee's services.

7. Notices:

7.1 All notices, requests, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid telegram, or mailed first-class, postage prepaid, as follows:

If to Employee: 4775 Buford Highway, Suite 101, Chamblee GA 30341

If to Company: 477S Buford Highway, Suite 101, Chamblee GA 30341

Or as such other addresses as either party may specify by written notice to the other as provided in this Section 7.1.

8. General

8.1 It is acknowledged that the rights of Company under this Agreement are of a special, unique, and intellectual character which gives them a peculiar value, and that a breach of any provision of this Agreement (particularly, but not limited to, the exclusivity provisions hereof and the provisions of Article 5 hereof), will cause Company irreparable injury and damage which cannot be reasonably or adequately compensated in damages in an action at law. Accordingly, without limiting any right or remedy which Company may have in the premises, Employee specifically agrees that Company shall be entitled to seek injunctive relief to enforce and protect its rights under this Agreement.

8.2 This Agreement sets forth the entire agreement and understanding of the parties hereto, and supersedes all prior agreements, arrangements, and understandings. Nothing herein contained shall be construed so as to require the commission of any act contrary to law and wherever there is any conflict between any provision of this Agreement and any present or future statute, law, ordinance or regulation, the latter shall prevail, but in such event the provision of this Agreement affected shall be curtailed and limited only to the extent necessary to bring it within legal requirements. Without limiting the generality of the foregoing, in the event that any compensation or other monies payable hereunder shall be in excess of the amount permitted by any such statute, law, ordinance, or regulation, payment of the maximum amount allowed thereby shall constitute full compliance by Company with the payment requirements of this Agreement.

8.3 No representation, promise, or inducement has been made by either party that is not embodied in this Agreement, and neither party shall be bound by or liable for any alleged representation, promise, or inducement not so set forth. The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of the Agreement.

8.4 The provisions of this Agreement shall inure to the benefit of the parties hereto, their heirs, legal representatives, successors, and assigns. This Agreement, and Employee's rights and obligations hereunder, may not be assigned by Employee. Company may assign its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of its business and assets. Company may also assign this Agreement to any affiliate of Company; provided, however, that no such assignment shall (unless Employee shall so agree in writing) release Company of liability directly to Employee for the due performance of all of the terms, covenants, and conditions of this Agreement to be complied with and performed by Company. The term "affiliate", as used in this agreement, shall mean any corporation, firm, partnership, or other entity controlling, controlled by or under common control with Company. The term "control" (including "controlling", "controlled by", and "under common control with"), as used in the preceding sentence, shall be deemed to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such corporation, firm, partnership, or other entity, whether through ownership of voting securities or by contract or otherwise.

8.5 This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms or covenants hereof may be waived, only by a written instrument executed by both of the parties hereto, or in the case of a waiver, by the party waiving compliance. The failure of either party at any time or times to require performance of any provisions hereof shall in no manner affect the right at a later time to enforce the same. No waiver by either party of the breach of any term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

8.6 This Agreement shall be governed by and construed according to the laws of the State of Georgia applicable to agreements to be wholly performed therein.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

New America Energy Corp.	Jeffrey M. Canouse

/s/ Jeffrey M. Canouse	/s/ Jeffrey M. Canouse
By	By

CEO	CEO
Title	Title

6/1/2016	6/1/2016
Date	Date